AMARC RESOURCES LTD.

Request for Annual and Interim Financial Statements and MD&A

Under National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”), Amarc Resources Ltd. (the “Company”) is only required to deliver annual and interim financial statements and related Management’s Discussion & Analysis form (“MD&A”) to a person or company which owns common shares of the Company that requests them. If you wish to receive the annual financial statements and annual MD&A of the Company, or the interim financial statements and interim MD&A of the Company, you should complete the Return Form (the “Return Form”) on the last page hereof. Please forward the completed Return Form to the Company at the following address:

AMARC RESOURCES LTD.
15th Floor, 1040 West Georgia Street
Vancouver, BC V6E 4H1
Tel: 604-684-6365
Fax: 604-684-8092
Toll Free: 1 800 667-2114

The Company reserves the right, in its discretion, to determine to send annual financial statements and MD&A, or any interim financial statements and MD&A, to all registered holders, or all registered holders and beneficial owners who are identified under NI 54-101 as having chosen to receive securityholder materials sent to beneficial owners of securities, notwithstanding elections which such holders or beneficial owners may make under the Return Form.

Failure to return the Return Form or otherwise specifically request a copy of financial statements or MD&A will override a beneficial owner’s standing instructions under National Instrument 54-101 in respect of such financial statements and MD&A. Notwithstanding the fact that you have given previous instructions regarding delivery of materials, if you would like to receive the annual or interim financial statements together with MD&A, you should complete and return this form to the Company.

Please note that a Return Form will be mailed to you each year. This Return Form is a request to receive

(i)

interim financial statements and MD&A which the Company may send to securityholders during the fiscal year ended March 31, 2017 and any other period prior to the Company sending a new request form; and/or

(ii)	annual financial statements and MD&A for the fiscal year ending March 31, 2016.

If you wish to receive copies of financial statements or MD&A for any earlier period, you should send a separate request specifying the requested financial statements and MD&A.

A copy of the Company’s financial statements and MD&A may be accessed under the Company’s profile at www.sedar.com.

* * * * * * * * * * * *

(COMPLETE AND RETURN THIS FORM)

RETURN FORM

AMARC RESOURCES LTD. (the “Company”)

(Please mark the appropriate box with an “X”)

Registered Holder

[ ]	The undersigned is a registered holder of common shares of the Company and:

(a)	hereby requests that the undersigned be sent a copy of the Annual Financial Statements of the Company for the fiscal year ended March 31, 2016 and the MD&A for such statements	[ ]

(b)

hereby requests that the undersigned be sent a copy of the Interim Financial Statements and the MD&A of the Company for such statements for all fiscal quarters in fiscal year 2017 and any subsequent quarters before a new Return Form is sent by the Company

[ ]

Non-Registered Holder

[ ]	The undersigned is a beneficial holder of common shares of the Company and:

(c)	hereby requests that the undersigned be sent a copy of the Annual Financial Statements of the Company for the fiscal year ended March 31, 2016 and the MD&A for such statements	[ ]

(d)

hereby requests that the undersigned be sent a copy of the Interim Financial Statements and the MD&A of the Company for such statements for all fiscal quarters in fiscal year 2017 and any subsequent quarters before a new Return Form is sent by the Company

[ ]

The undersigned acknowledges that this request shall expire and cease to have effect if the undersigned ceases to be either a registered holder or beneficial owner of securities of the Company.

Name:
(please print)
Address:

Postal/Zip Code

Signature:	Date:

IF YOU ARE A BENEFICIAL HOLDER WHO DOES NOT WANT TO DISCLOSE YOUR NAME AND ADDRESS BUT WHO DOES WANT TO RECEIVE A COPY OF THE ANNUAL AND INTERIM FINANCIAL STATEMENTS AND MD&A, PLEASE CONTACT YOUR BROKER.

To receive electronic copies of Financial Statements and MD&As for Amarc Resources Ltd., please visit our website and subscribe to our e-mail distribution list.

http://www.amarcresources.com/ahr/Subscribe.asp